UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement

On March 30, 2023, Antelope Enterprise Holdings Limited (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with five sophisticated investors (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 5,681,820 Class A ordinary shares, (the “Shares”), no par value (the “Ordinary Shares”), at a per share purchase price of $0.88 (the “Offering”).

Upon closing of this offering, these two beneficial owners of the Purchasers will have approximately 15.15% of the total voting power of the Company, and the Company’s CEO and Chairman, Weilai (Will) Zhang, will have about 52.13% of the total voting power of the Company.

The gross proceeds to the Company from this Offering are approximately $5 million, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for the general corporate purpose.

The parties to the SPA have each made customary representations, warranties and covenants. The Shares will issued to Purchasers upon satisfaction of all closing conditions, including but not limited to the completion of the NASDAQ’s review of listing of additional shares.

The issuance of the Shares is in reliance on exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The form of the SPA is filed as Exhibit 10.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

SUBMITTED HEREWITH

Exhibits:

10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: April 5, 2023